July 21, 2025

Tim Pickett
Chief Executive Officer and Chairman of the Board
Kindly MD, Inc.
5097 South 900 East Suite 100
Salt Lake City, UT 84117

       Re: Kindly MD, Inc.
           Revised Information Statement on Schedule 14C
           Filed July 18, 2025
           File No. 001-42103
Dear Tim Pickett:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   Callie T. Jones, Esq.